# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCESS Newswire Inc., CIK 0000843006
CUSIP: 46520M204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 GLENWOOD AVE., SUITE 1001, RALEIGH, North Carolina (NC), 27603
Date of event which requires filing of this statement: 08/12/2025
Filed by CIK 0002053119
Persons authorized to receive notices and communications: Herbert Edward Robson II, 2001 Union St, Suite 490, San Francisco, California (CA), 94123, 813-857-1888

## Reporting persons
- 2717 Partners LP (CIK 0002053119): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 211,248; shared voting power 0; sole dispositive power 211,248; shared dispositive power 0; aggregate amount beneficially owned 211,248 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACCESS Newswire Inc.
Address of issuer's principal executive offices: 1 GLENWOOD AVE., SUITE 1001, RALEIGH, North Carolina (NC), 27603

## Item 2. Identity and Background
Name of person filing: This statement is being filed by 2717 Partners LP, which acts as the managing entity for 2717 Partners Master Fund LP, with respect to the Shares held by 2717 Partners Master Fund LP.
Residence or business address: 2001 Union St, Ste 490, San Francisco CA 94123
Present principal occupation or employment: The principal business of 2717 Partners LP is serving as the managing entity for 2717 Partners Master Fund LP and its other Funds. The principal business of 2717 Partners Master Fund LP is investing in securities.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: 2717 Partners LP and 2717 Partners Master Fund LP are Delaware limited partnerships.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 211,248 Shares beneficially owned by the Reporting Person is approximately $2,365,619.77, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person will seek to engage in a dialogue with the Issuer's Board of Directors (the "Board") and/or management about strategic opportunities to maximize shareholder value, including transactions in which the Reporting Person may seek to participate and potentially engage in, as an acquirer, investor and/or financing source. The Reporting Person may also seek to communicate with shareholders and other third parties about such transactions.
The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.
The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 3,868,826 Shares outstanding as of Aug. 12, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025. As of the date hereof, the Reporting Person beneficially owned 211,248 Shares, constituting approximately 5.46% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares affected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- 2717 Partners LP: Herbert Edward Robson II, Herbert Edward Robson II, Managing Partner & CIO (08/19/2025)